UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Consolidated Synthetic remote voting map

In compliance with CVM Resolution No. 81/22, we present the synthetic voting map consolidating the voting instructions received from the Bookkeeper and the voting instructions directly received by the Company, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Ordinary and Extraordinary General Meetings to be held on April 26, 2024, at 3:00 p.m

At the Ordinary General Meeting:

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2023, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.	Approve	60,215,114	-
		Reject	15,700	-
		Abstain	26,986,833	-
2	To DECIDE on the allocation of net income for the year 2023 and the distribution of dividends.	Approve	87,217,647	-
		Reject	0	-
		Abstain	0	-
3	To FIX the annual global compensation of the Company´s management and members of Audit Committee.	Approve	86,783,480	-
		Reject	416,567	-
		Abstain	17,600	-
	You wish to request the installation of the Fiscal Council, pursuant to art. 161 of Law 6404/76? * Note: This resolution is not included in the agenda of the OGM, and was inserted in compliance with the provisions of article 36, sole paragraph, of Resolution CVM 81/22.	Approve	7,062,238	7,062,078
4		Reject	8,281,316	8,281,316
		Abstain	71,874,093	71,866,411

At the Extraordinary General Meeting:

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place): Vanessa de Souza Lobato Barbosa	Approve	84,822,373	-
		Reject	2,395,274	-
		Abstain	0	-

[Free English Translation]

2	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	Approve	18,923,720	-
		Reject	0	-
		Abstain	68,293,927	-
3	View of all the candidates that compose the slate to indicate the cumulative voting distribution
	Vanessa de Souza Lobato Barbosa- Board member		18,923,720 (100%)
	To CONFIRM the composition of the Company’s Board of Directors	Approve	87,021,050	-
4		Reject	15,700	-
		Abstain	180,897	-
	To INCREASE the Company’s share capital, in the amount of R$ 10,000,000,000.00 (ten billion Reais), without the issuance of new shares, through the capitalization of part of the balance of the Company’s statutory profit reserve	Approve	87,217,647	-
5		Reject	0	-
		Abstain	0	-
	To AMEND the caput of article 5 of the Company’s Bylaws to reflect the increase in its capital stock, if approved	Approve	87,217,647	-
6		Reject	0	-
		Abstain	0	-
	To CONSOLIDATE the Company’s Bylaws	Approve	87,217,647	-
7		Reject	0	-
		Abstain	0	-
	To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.	Approve	11,345,397	-
8		Reject	75,872,250	-
		Abstain	0	-
	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).	Approve	7,057,638	7,057,478
9		Reject	8,406,548	8,406,548
		Abstain	71,753,461	71,745,779

Gustavo Alejo Viviani

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer